SECURITIES AND EXCHANGE COMMISSION



                             Washington, D. C. 20549





                                    FORM U5S


                                  ANNUAL REPORT


                   For the Fiscal Year Ended December 31, 2003


        Filed pursuant to the Public Utility Holding Company Act of 1935 by


                              PROGRESS ENERGY, INC.


                            410 S. WILMINGTON STREET
                          RALEIGH, NORTH CAROLINA 27601


                              PROGRESS ENERGY, INC.
                                    FORM U5S
                                      2003

TABLE OF CONTENTS

ITEM                                                                PAGE NUMBER
----                                                                -----------

1.  System Companies and Investments therein as of 12/31/2003              3

2.  Acquisitions or Sales of Utility Assets                                3

3.  Issue, Sale, Pledge, Guarantee or Assumptions of System Securities     3

4.  Acquisition, Redemption or Retirement of System Securities             4

5.  Investments in Securities of Nonsystem Companies                       5

6.  Officers and Directors                                                 7

7.  Contributions and Public Relations                                    12

8.  Service, Sales and Construction Contracts                             12

9.  Wholesale Generators and Foreign Utility Companies                    14

10. Financial Statements and Exhibits                                     18


EXHIBITS

Exhibit A                                                                 18

Exhibit B                                                                 18

Exhibit C                                                                 18

Exhibit D                                                                 19

Exhibit E                                                                 19

Exhibit F                                                                 19

Exhibit G                                                                 19

Exhibit H                                                                 19

Exhibit I                                                                 20

ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003.

A response to this item will be filed confidentially pursuant to 17 CFR ss.
250.104 under the Public Utility Holding Company Act of 1935.


ITEM 2.  ACQUISITION OR SALES OF UTILITY ASSETS.

---------------------------------------------------------------------------------------------------------------------------------
 Name of System Company   Date of Transaction  Consideration    Brief Description of        Location             Exemption
           [1]                                                      Transaction
---------------------------------------------------------------------------------------------------------------------------------
 Carolina Power & Light      3/26/2001 [2]        $547,000       Sale of 115/12 kV     East Dekalb Street       Rule 44(b)
 Company, d/b/a Progress                                           substation to        (US Highway #1),
 Energy Carolinas, Inc.                                        City of Camden, South        Camden,            [17 C.F.R.ss.
                                                                      Carolina           South Carolina         250.44(b)]
---------------------------------------------------------------------------------------------------------------------------------
      Florida Power            6/30/2003          $200,000       Transfer of 230kv    Polk County, Florida      Rule 44(b)
   Corporation, d/b/a                                            Barcola-Pebbledale
Progress Energy Florida,                                        transmission line to
          Inc.                                                 Tampa Electric Company
---------------------------------------------------------------------------------------------------------------------------------

Footnotes to Item 2
[1] In addition to the system company transactions reported in the table above, sales of utility plant in service and under construction occurred when the registrant sold its ownership interests in North Carolina Natural Gas Corporation and Eastern North Carolina Natural Gas Company to Piedmont Natural Gas Company, Inc., as authorized by the Commission on September 2, 2003 in its "Order Authorizing Acquisition and Sale of Gas Utility Companies and Granting Exemption", Holding Company Act Release Nos. 35-27718, 70-10035 and 70-10115 (September 2, 2003).
[2] The registrant inadvertently omitted this transaction from the registrant's U5S report for calendar year 2001.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

In addition to those transactions reported by Progress Energy and its subsidiaries in the Rule 24 (Form 35-Cert) Certificate filings dated 6/2/2003 (File No. 070-09659), 8/27/2003 (File No. 070-09659), 11/26/2003 (File No.
070-09659), and March 31, 2004 (File No. 070-10132), there are the following transactions to report for the fiscal year 2003:

            Name of Issuer and                        Date and Form              Consideration        Authorization or
            Description of Use                       of Transaction                                       Exemption

  Carolina Power & Light Company, d/b/a
 Progress Energy Carolinas, Inc. ("CP&L")                                                                  Rule 52
           First Mortgage Bonds
   5.125% Series due September 15, 2013       09/11/2003 - Public Offering       $400,000,000       [17 C.F.R.ss.250.52]

                   CP&L
           First Mortgage Bonds               09/11/2003 - Public Offering       $200,000,000              Rule 52
   6.125% Series due September 15, 2033
Florida Power Corporation, d/b/a Progress
       Energy Florida, Inc. ("FPC")
           First Mortgage Bonds               02/21/2003 - Public Offering       $425,000,000              Rule 52
             4.80% Series due
              March 1, 2013

                   FPC
           First Mortgage Bonds
             5.90% Series due                 02/21/2003 - Public Offering       $225,000,000              Rule 52
              March 1, 2033

                   FPC
           First Mortgage Bonds
             5.10% Series due                 11/21/2003 - Public Offering       $300,000,000              Rule 52
             December 1, 2015

ITEM 4.      ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES.

In addition to those transactions reported by Progress Energy and its subsidiaries in the Rule 24 (Form 35-Cert) Certificate filings dated 6/2/2003 (File No. 070-09659), 8/27/2003 (File No. 070-09659), 11/26/2003 (File No.
070-09659), and March 31, 2004 (File No. 070-10132), there are the following transactions to report for the fiscal year 2003:

                                         Name of         Number of Shares or Principal Amount
                                         Company
                                       Acquiring,
 Name of Issuer and Title of Issue    Redeeming, or                                                                Indicate
                                        Retiring                                                Consideration     Commission
                                       Securities                                                                Authorization
                                                     Acquired      Redeemed        Retired
CP&L
Full Redemption                                                                                                     Rule 42

First Mortgage Bonds
7-1/2% Series due March 1, 2023           CP&L         None      $150,000,000    $150,000,000   $150,000,000      [17 C.F.R.ss.
Redemption Price 103.22%                                                                                            250.42]

CP&L
Full Redemption
First Mortgage Bonds                      CP&L         None      $100,000,000    $100,000,000   $100,000,000        Rule 42
6-7/8% Series due August 15, 2023
Redemption Price 102.84%

FPC
Maturity
First Mortgage Bonds                       FPC         None       $70,000,000     $70,000,000    $70,000,000        Rule 42
6.125% Series due March 1, 2003

FPC
Full Redemption
First Mortgage Bonds                       FPC         None      $150,000,000    $150,000,000   $150,000,000        Rule 42
8% Series due December 1, 2022
Redemption Price 103.75%

FPC
Maturity
First Mortgage Bonds                       FPC         None      $110,000,000    $110,000,000   $110,000,000        Rule 42
6.0% Series due July 1, 2003

FPC
Maturity
Medium-Term Notes                          FPC         None       $35,000,000     $35,000,000    $35,000,000        Rule 42
6.62% Series B due July 1, 2003

FPC
Full Redemption
First Mortgage Bonds                       FPC         None      $100,000,000    $100,000,000   $100,000,000        Rule 42
7% Series due December 1, 2023
Redemption Price 103.19%

Progress Capital Holdings, Inc.
("PCH")
Maturity
First Mortgage Bonds                       PCH         None       $58,000,000     $58,000,000   $58,000,000         Rule 42
7.45% Medium Term Notes
due September 1, 2003

ITEM 5.   INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

1. Aggregate amount of investments in persons operating in the retail service area of Progress Energy or of its subsidiaries.

     Name of Company                            Aggregate Amount of      Number of        Description of Persons (Entities)
                                              Investments in Persons      Persons
                                             (Entities), Operating in   (Entities)
                                              Retail Service Area of
                                                       Owner
     Carolina Power & Light Company d/b/a            $777,000                2       Industrial Shell
     Progress Energy Carolinas, Inc.                                                 Buildings
     ("CP&L") [1]

     CaroHome                                       $21,640,319           15 [2]     Internal Revenue Code Section 42
                                                                                     Affordable Housing Investments
                                                                                     ("IRC 42 Investments")

     CaroFund                                          $704                2 [3]     IRC 42 Investments

     CP&L                                           $32,962,614              1       Regional Transmission Organization
                                                                                     ("RTO") [4]

     Florida Progress Corporation                   $4,774,423               1       Investment in entity associated with the
                                                                                     Tampa Bay Devil Rays Major League Baseball
                                                                                     team (Tampa Bay Devil Rays, Ltd.) [5]

     Florida Power Corporation, d/b/a                $192,603                1       Investment in limited partnership
     Progress Energy Florida, Inc. ("FPC")                                           specializing in investments in the "high
                                                                                     tech" corridor of the Tampa Bay, Florida
                                                                                     area, the Inflexion Fund, L.P.

     PIH, Inc.                                      $14,219,673              3       IRC 42 Investments

Footnotes to Item #5, Part 1
[1] CP&L wrote off four (4) of its affordable housing investments as of December 2003. The remaining IRC 42 Investment is reported below in Item #5, Part 2. Under Item #5, Part 1 of its 2002 U5S, the registrant mistakenly reported three of CP&L's IRC 42 Investments twice. The first entry, which reported CP&L's aggregate investment of $2,410,650 in three (3) IRC 42 Investments as of year-end 2002, should have been removed from the registrant's final 2002 U5S report as these three investments were already reported under CP&L's aggregate investment of $12,573,620 in five (5) IRC 42 Investments.
[2]      CaroHome, LLC sold thirty (30) IRC 42 Investment housing units in 2003.
[3]      CaroFund, Inc. sold eight (8) IRC 42 Investment housing units in 2003.
[4] In June 2002 CP&L placed its SERC region RTO activity in a state of suspense pending further clarity from the Federal Energy Regulatory Commission ("FERC") on FERC's standard market design rulemaking.
[5] FPC's passive, Class B limited partnership interest in Tampa Bay Devil Rays, Ltd. (TBDR) is listed in Item #5, Part 1 above as it represents an investment in a non-system person operating in FPC's retail service territory. This investment is also reported in Item #1 of the registrant's U5S, a practice consistent with the registrant's previous U5S filings.

2.   Securities owned not included in 1 above.

Name of Company      ame of Issuer       Nature of Issuer's      Description of   Number of       Percent of     Owner's Book
                                              Business           Securities         Shares         Voting           Value
                                                                                                   Power
CP&L                 NC Enterprise         Venture Capital Firm    Corporation      N/A               4.97%        $35,557
                     Corporation

CP&L                 NC Enterprise Fund    Institutional Venture   Limited          N/A               5.00%        $674,168
                                           Capital Fund            Partnership

CP&L                 WNC Institute -       Institutional Tax       Limited          N/A               99%          $984,900
                     Ltd. Part.            Credit Fund             Partnership
                                                                   (Section 42
                                                                   Investment-
                                                                   related
                                                                   entity)

CP&L                 Pantellos Corp.       Supply Chain Service    Common Shares    309,348           3.02%        Investment
                                           Company for Energy                                                      impaired in
                                           and utility Industry                                                    December 2003

CP&L                 Carousel Capital      Private Investment      Limited          N/A               3.07%        $725,964
                     Co. LLC               Firm                    Liability
                                                                   Company

CP&L                 Kinetic Ventures I    Communications-Related  Limited          N/A               11.11%       $2,773,366.52
                                           Venture Fund            Liability
                                                                   Company

CP&L                 Kinetic Ventures II   Communications-Related  Limited          N/A               14.29%       $4,379,924.32
                                           Venture Fund            Liability
                                                                   Company

CP&L                 South Atlantic        Technology and          Limited          N/A               9.57%        $1,645,683.85
                     Private Equity        Non-Technology          Partnership
                                           Investments

CP&L                 Palmetto Seed         Venture Fund            Limited          N/A               3.68%        $207,905
                                                                   Partnership

CP&L                 Utech LLC [3]         Venture Fund            Limited          N/A               11.56%       $1,514,463.60
                                                                   Liability
                                                                   Company

CP&L                 Utech Climate         Emission Reduction      Limited          N/A               9.76%        $1,536,698.82
                     Challenge             Investments             Partnership

CP&L                 Maxey Flats           Environmental           Limited          N/A               3.00%        $87,059.63
                                           Remediation             Liability
                                                                   Company

Progress Energy      PowerTree Carbon      Carbon sequestration    Limited          N/A               5.0%         $20,000
EnviroTree, Inc.     Company, LLC          project                 Liability
("EnviroTree") [2]   ("PowerTree")                                 Company

Footnotes to Item #5, Part 2

     [1] The number of shares held in Pantellos Corporation was determined by the acquisition price of $10.00 per share.
     [2] PowerTree, a Delaware limited liability company organized in cooperation with the U.S. Department of Energy, was designed to facilitate investments by energy companies in forestation projects in the Lower Mississippi River Valley and possibly other sites as a means of reducing greenhouse gases. The Commission granted the registrant authority to acquire, directly or indirectly through one or more subsidiaries, a membership interest in PowerTree Carbon Company, LLC in its "Order Authorizing Acquisition of Interest in Nonutility Business", Holding Company Act Release Nos. 35-27759 and 70-10132, 2003 SEC LEXIS 2708 (November 10, 2003). Pursuant to this Commission order, EnviroTree was organized as a North Carolina corporation effective 12/22/2003 for the purpose of acquiring a membership interest in PowerTree. CP&L and Florida Power Corporation, d/b/a Progress Energy Florida, Inc. each hold 50% ownership interests in Progress Energy EnviroTree, Inc., and this ownership shall be included in Item #1 of the registrant's 2004 U5S.
     [3] Utech Venture Capital merged into Utech LLC in March 2003.

ITEM 6.      OFFICERS AND DIRECTORS.

Part I.  As of December 31, 2003...

         1. List the names and principal business address of the officers and directors of all system companies as of the end of the calendar or fiscal year.

         2. Under the column for each system company, designate by appropriate symbols positions held in such company.

The following are the abbreviations to be used for principal business address and position information:

-----------------------------------------------------------------------------
Principal Business Address                                      Code
-----------------------------------------------------------------------------
Progress Energy, Inc.
410 S. Wilmington Street
Raleigh, North Carolina  27601                                  (a)
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Position                                                        Code
-----------------------------------------------------------------------------
Assistant Secretary                                             AS
-----------------------------------------------------------------------------
Assistant Treasurer                                             AT
-----------------------------------------------------------------------------
Controller                                                      C
-----------------------------------------------------------------------------
Chief Accounting Officer                                        CAO
-----------------------------------------------------------------------------
Chief Executive Officer                                         CEO
-----------------------------------------------------------------------------
Chief Financial Officer                                         CFO
-----------------------------------------------------------------------------
Chairman (of the Board)                                         Ch
-----------------------------------------------------------------------------
Chief Nuclear Officer                                           CNO
-----------------------------------------------------------------------------
Chief Risk Officer                                              CRO
-----------------------------------------------------------------------------
Corporate Secretary                                             CS
-----------------------------------------------------------------------------
Director                                                        D
-----------------------------------------------------------------------------
Executive Vice President                                        EVP
-----------------------------------------------------------------------------
General Counsel                                                 GC
-----------------------------------------------------------------------------
Group President                                                 GP
-----------------------------------------------------------------------------
President                                                       P
-----------------------------------------------------------------------------
Secretary                                                       S
-----------------------------------------------------------------------------
Senior Vice President                                           SVP
-----------------------------------------------------------------------------
Treasurer                                                       T
-----------------------------------------------------------------------------
Vice President                                                  VP
-----------------------------------------------------------------------------
Chief Operating Officer                                         COO
-----------------------------------------------------------------------------

PROGRESS ENERGY, INC. (Progress Energy)
-------------------------------------------------------------------------------
     Officer/Director Name        Principal Business Address       Position
-------------------------------------------------------------------------------
        Edwin B. Borden                       (a)                      D
-------------------------------------------------------------------------------
      James E. Bostic, Jr.                    (a)                      D
-------------------------------------------------------------------------------
        David L. Burner                       (a)                      D
-------------------------------------------------------------------------------
     William Cavanaugh III                    (a)                 D, Ch, CEO
-------------------------------------------------------------------------------
        Charles W. Coker                      (a)                      D
-------------------------------------------------------------------------------
      Richard L. Daugherty                    (a)                      D
-------------------------------------------------------------------------------
      W.D. Frederick, Jr.                     (a)                      D
-------------------------------------------------------------------------------
        William O. McCoy                      (a)                      D
-------------------------------------------------------------------------------
         E. Marie McKee                       (a)                      D
-------------------------------------------------------------------------------
      John H. Mullin, III                     (a)                      D
-------------------------------------------------------------------------------
        Richard A. Nunis                      (a)                      D
-------------------------------------------------------------------------------
        Peter S. Rummell                      (a)                      D
-------------------------------------------------------------------------------
      Carlos A. Saladrigas                    (a)                      D
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
        J. Tylee Wilson                       (a)                      D
-------------------------------------------------------------------------------
       Jean Giles Wittner                     (a)                      D
-------------------------------------------------------------------------------
       William D. Johnson                     (a)                 EVP, CS, GC
-------------------------------------------------------------------------------
       Robert B. McGehee                      (a)                    COO, P
-------------------------------------------------------------------------------
       Peter M. Scott III                     (a)                  EVP, CFO
-------------------------------------------------------------------------------
       Robert H. Bazemore                     (a)                   CAO, C
-------------------------------------------------------------------------------
       Thomas R. Sullivan                     (a)                      T
-------------------------------------------------------------------------------
       Frank A. Schiller                      (a)                     AS
-------------------------------------------------------------------------------
       Robert M. Williams                     (a)                     AS
-------------------------------------------------------------------------------

CAROLINA POWER & LIGHT COMPANY, d/b/a Progress Energy Carolinas, Inc.
-------------------------------------------------------------------------------
     Officer/Director Name        Principal Business Address       Position
-------------------------------------------------------------------------------
        Edwin B. Borden                       (a)                      D
-------------------------------------------------------------------------------
      James E. Bostic, Jr.                    (a)                      D
-------------------------------------------------------------------------------
        David L. Burner                       (a)                      D
-------------------------------------------------------------------------------
     William Cavanaugh III                    (a)                    D, Ch
-------------------------------------------------------------------------------
        Charles W. Coker                      (a)                      D
-------------------------------------------------------------------------------
      Richard L. Daugherty                    (a)                      D
-------------------------------------------------------------------------------
      W.D. Frederick, Jr.                     (a)                      D
-------------------------------------------------------------------------------
        William O. McCoy                      (a)                      D
-------------------------------------------------------------------------------
         E. Marie McKee                       (a)                      D
-------------------------------------------------------------------------------
      John H. Mullin, III                     (a)                      D
-------------------------------------------------------------------------------
        Richard A. Nunis                      (a)                      D
-------------------------------------------------------------------------------
        Peter S. Rummell                      (a)                      D
-------------------------------------------------------------------------------
      Carlos A. Saladrigas                    (a)                      D
-------------------------------------------------------------------------------
        J. Tylee Wilson                       (a)                      D
-------------------------------------------------------------------------------
       Jean Giles Wittner                     (a)                      D
-------------------------------------------------------------------------------
        Donald K. Davis                       (a)                     EVP
-------------------------------------------------------------------------------
        Fred N. Day, IV                       (a)                   P, CEO
-------------------------------------------------------------------------------
       William D. Johnson                     (a)                   EVP, S
-------------------------------------------------------------------------------
       Robert B. McGehee                      (a)                     EVP
-------------------------------------------------------------------------------
       Peter M. Scott III                     (a)                  EVP, CFO
-------------------------------------------------------------------------------
         Tom D. Kilgore                       (a)                     GP
-------------------------------------------------------------------------------
        William S. Orser                      (a)                     GP
-------------------------------------------------------------------------------
       Robert H. Bazemore                     (a)                   CAO, C
-------------------------------------------------------------------------------
         C. S. Hinnant                        (a)                  SVP, CNO
-------------------------------------------------------------------------------
      E. Michael Williams                     (a)                    SVP
-------------------------------------------------------------------------------
       Frank A. Schiller                      (a)                   GC, AS
-------------------------------------------------------------------------------
        Bruce M. Baldwin                      (a)                     VP
-------------------------------------------------------------------------------
       Robert F. Caldwell                     (a)                     VP
-------------------------------------------------------------------------------
      Brenda F. Castonguay                    (a)                     VP
-------------------------------------------------------------------------------
        C.H. Cline, Jr.                       (a)                     VP
-------------------------------------------------------------------------------
     Jeffery Allen Corbett                    (a)                     VP
-------------------------------------------------------------------------------
       Darren M. Dasburg                      (a)                     VP
-------------------------------------------------------------------------------
          Neil Gannon                         (a)                     VP
-------------------------------------------------------------------------------
     Emerson F. Gower, Jr.                    (a)                     VP
-------------------------------------------------------------------------------
         R. Erik Hansen                       (a)                     VP
-------------------------------------------------------------------------------
         Joel Y. Kamya                        (a)                     VP
-------------------------------------------------------------------------------
         John S. Keenan                       (a)                     VP
-------------------------------------------------------------------------------
        Jeffrey J. Lyash                      (a)                     VP
-------------------------------------------------------------------------------
         R. Tucker Mann                       (a)                     VP
-------------------------------------------------------------------------------
         John W. Moyer                        (a)                     VP
-------------------------------------------------------------------------------
         Lisa A. Myers                        (a)                     VP
-------------------------------------------------------------------------------
       David A. Phillips                      (a)                     VP
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
      Hilda Pinnix-Ragland                    (a)                     VP
-------------------------------------------------------------------------------
         James Scarola                        (a)                     VP
-------------------------------------------------------------------------------
        Nancy H. Temple                       (a)                     VP
-------------------------------------------------------------------------------
         Lloyd M. Yates                       (a)                     VP
-------------------------------------------------------------------------------
       Thomas R. Sullivan                     (a)                      T
-------------------------------------------------------------------------------
   Patricia Kornegay-Timmons                  (a)                     AS
-------------------------------------------------------------------------------
       Robert M. Williams                     (a)                     AS
-------------------------------------------------------------------------------


FLORIDA POWER CORPORATION (Florida Power) d/b/a Progress Energy Florida, Inc.
-------------------------------------------------------------------------------
     Officer/Director Name        Principal Business Address       Position
-------------------------------------------------------------------------------
     William Cavanaugh III                    (a)                    D, Ch
-------------------------------------------------------------------------------
        Fred N. Day, IV                       (a)                   D, EVP
-------------------------------------------------------------------------------
   H. William Habermeyer, Jr.                 (a)                  D, CEO, P
-------------------------------------------------------------------------------
       William D. Johnson                     (a)                   D, EVP
-------------------------------------------------------------------------------
       Robert B. McGehee                      (a)                      D
-------------------------------------------------------------------------------
        William S. Orser                      (a)                    D, GP
-------------------------------------------------------------------------------
       Peter M. Scott III                     (a)                   D, EVP
-------------------------------------------------------------------------------
       Geoffrey S, Chatas                     (a)                  EVP, CFO
-------------------------------------------------------------------------------
         C. S. Hinnant                        (a)                     SVP
-------------------------------------------------------------------------------
      E. Michael Williams                     (a)                     SVP
-------------------------------------------------------------------------------
        Jeffrey J. Lyash                      (a)                     SVP
-------------------------------------------------------------------------------
        John R. McArthur                      (a)                     SVP
-------------------------------------------------------------------------------
        Bruce M. Baldwin                      (a)                     VP
-------------------------------------------------------------------------------
       Robert F. Caldwell                     (a)                     VP
-------------------------------------------------------------------------------
      Brenda F. Castonguay                    (a)                     VP
-------------------------------------------------------------------------------
        C.H. Cline, Jr.                       (a)                     VP
-------------------------------------------------------------------------------
       Darren M. Dasburg                      (a)                     VP
-------------------------------------------------------------------------------
        Vincent M. Dolan                      (a)                     VP
-------------------------------------------------------------------------------
        Rodney E. Gaddy                       (a)                     VP
-------------------------------------------------------------------------------
         R. Erik Hansen                       (a)                     VP
-------------------------------------------------------------------------------
         John S. Keenan                       (a)                     VP
-------------------------------------------------------------------------------
        Michael A. Lewis                      (a)                     VP
-------------------------------------------------------------------------------
         R. Tucker Mann                       (a)                     VP
-------------------------------------------------------------------------------
       Robert D. Morehead                     (a)                     VP
-------------------------------------------------------------------------------
         Mark A. Myers                        (a)                     VP
-------------------------------------------------------------------------------
         Billy R. Raley                       (a)                     VP
-------------------------------------------------------------------------------
        Sarah S. Rogers                       (a)                     VP
-------------------------------------------------------------------------------
        Robert A. Sipes                       (a)                     VP
-------------------------------------------------------------------------------
         Dale E. Young                        (a)                     VP
-------------------------------------------------------------------------------
       Thomas R. Sullivan                     (a)                      T
-------------------------------------------------------------------------------
       Robert H. Bazemore                     (a)                      C
-------------------------------------------------------------------------------
        Robert A. Glenn                       (a)                     AS
-------------------------------------------------------------------------------
       Frank A. Schiller                      (a)                    GC, S
-------------------------------------------------------------------------------
       Robert M. Williams                     (a)                     AS
-------------------------------------------------------------------------------

FLORIDA PROGRESS CORPORATION
-------------------------------------------------------------------------------
     Officer/Director Name        Principal Business Address       Position
-------------------------------------------------------------------------------
        Edwin B. Borden                       (a)                      D
-------------------------------------------------------------------------------
        David L. Burner                       (a)                      D
-------------------------------------------------------------------------------
      James E. Bostic, Jr.                    (a)                      D
-------------------------------------------------------------------------------
     William Cavanaugh III                    (a)                D, Ch, CEO, P
-------------------------------------------------------------------------------
        Charles W. Coker                      (a)                      D
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
      Richard L. Daugherty                    (a)                      D
-------------------------------------------------------------------------------
      W.D. Frederick, Jr.                     (a)                      D
-------------------------------------------------------------------------------
        William O. McCoy                      (a)                      D
-------------------------------------------------------------------------------
         E. Marie McKee                       (a)                      D
-------------------------------------------------------------------------------
      John H. Mullin, III                     (a)                      D
-------------------------------------------------------------------------------
        Richard A. Nunis                      (a)                      D
-------------------------------------------------------------------------------
        Peter S. Rummell                      (a)                      D
-------------------------------------------------------------------------------
      Carlos A. Saladrigas                    (a)                      D
-------------------------------------------------------------------------------
        J. Tylee Wilson                       (a)                      D
-------------------------------------------------------------------------------
       Jean Giles Wittner                     (a)                      D
-------------------------------------------------------------------------------
       William D. Johnson                     (a)                   EVP, CS
-------------------------------------------------------------------------------
       Robert B. McGehee                      (a)                     EVP
-------------------------------------------------------------------------------
       Peter M. Scott III                     (a)                  EVP, CFO
-------------------------------------------------------------------------------
       Darren M. Dasburg                      (a)                     VP
-------------------------------------------------------------------------------
       Robert H. Bazemore                     (a)                   CAO, C
-------------------------------------------------------------------------------
       Thomas R. Sullivan                     (a)                      T
-------------------------------------------------------------------------------
       Frank A. Schiller                      (a)                   GC, AS
-------------------------------------------------------------------------------
       Robert M. Williams                     (a)                     AS
-------------------------------------------------------------------------------


PROGRESS ENERGY SERVICE COMPANY, LLC
-------------------------------------------------------------------------------
     Officer/Director Name        Principal Business Address       Position
-------------------------------------------------------------------------------
     William Cavanaugh III                    (a)                     Ch
-------------------------------------------------------------------------------
       William D. Johnson                     (a)                 CEO, CS, P
-------------------------------------------------------------------------------
       Peter M. Scott III                     (a)                  EVP, CFO
-------------------------------------------------------------------------------
       Robert H. Bazemore                     (a)                    VP, C
-------------------------------------------------------------------------------
       Brenda Castonguay                      (a)                     SVP
-------------------------------------------------------------------------------
       Geoffrey S. Chatas                     (a)                     SVP
-------------------------------------------------------------------------------
        John R. McArthur                      (a)                     SVP
-------------------------------------------------------------------------------
          Steve Byone                         (a)                   VP, CRO
-------------------------------------------------------------------------------
       Darren M. Dasburg                      (a)                     VP
-------------------------------------------------------------------------------
        Vincent M. Dolan                      (a)                     VP
-------------------------------------------------------------------------------
       Stephen S. Greene                      (a)                     VP
-------------------------------------------------------------------------------
        Anne M. Huffman                       (a)                     VP
-------------------------------------------------------------------------------
     Sanford R. Jordan, Jr.                   (a)                     VP
-------------------------------------------------------------------------------
      Dorothy F. Ramoneda                     (a)                     VP
-------------------------------------------------------------------------------
       Frank A. Schiller                      (a)                 VP, GC, AS
-------------------------------------------------------------------------------
       Thomas R. Sullivan                     (a)                    VP, T
-------------------------------------------------------------------------------
        Nancy H. Temple                       (a)                     VP
-------------------------------------------------------------------------------
         Elwyn D. Wood                        (a)                     VP
-------------------------------------------------------------------------------
       Robert M. Williams                     (a)                     AS
-------------------------------------------------------------------------------
   Patricia Kornegay-Timmons                  (a)                     AS
-------------------------------------------------------------------------------

Part II. Financial Connections. With respect to each officer and director with a financial connection within the provisions of Section 17(c) of the Act, show:

---------------------------------------------------------------------------------------------------------------------------
   Name of Officer or Director      Name and Location of Financial          Position Held          Applicable Exemption
                                             Institution              in Financial Institution             under
                                                                                                    17 C.F.R. ss. 250.70
                                                                                                  [Exemptions from section
                                                                                                     17(c) of the Act]
---------------------------------------------------------------------------------------------------------------------------
    H. William Habermeyer, Jr.    Raymond James Financial, Inc.              Director                      (c) [1]
                                  St. Petersburg,
                                  Florida
---------------------------------------------------------------------------------------------------------------------------
        Charles W. Coker          Bank of America Corporation                Director                      (a), (c), (d)
                                  Charlotte, North Carolina
---------------------------------------------------------------------------------------------------------------------------
        William O. McCoy          Fidelity Investments                        Trustee                      (b), (d)
                                  Boston, Massachusetts
---------------------------------------------------------------------------------------------------------------------------
       Jean Giles Wittner         Raymond James Bank, FSB                    Director                      (a), (c), (d)
                                  St. Petersburg, Florida
---------------------------------------------------------------------------------------------------------------------------
      Richard L. Daugherty        Wachovia Bank of North Carolina,            Member                       (a), (c), (d)
                                  N.A.
                                  Durham, North Carolina
---------------------------------------------------------------------------------------------------------------------------
       W.D. Frederick, Jr.        United Heritage Bank                       Director                      (b), (d)
                                  No. Edison, New Jersey
---------------------------------------------------------------------------------------------------------------------------
      Carlos A. Saladrigas        Premier American Bank                      Chairman                      (a), (c), (d)
                                  Miami, Florida
---------------------------------------------------------------------------------------------------------------------------
      Emerson F. Gower, Jr.       Wachovia Bank                               Member                       (f) [2]
                                  Local Advisory Board
                                  Florence, South Carolina
---------------------------------------------------------------------------------------------------------------------------
        David A. Phillips         Wachovia Bank                               Member                       (f) [3]
                                  Local Advisory Board
                                  Asheville, North Carolina
---------------------------------------------------------------------------------------------------------------------------


Footnotes to Item 6, Part II, as of December 31, 2003
[1] H. William Habermeyer, Jr. is a Director and the President and CEO of Florida Power Corporation, d/b/a Progress Energy Florida, Inc.
[2] Emerson F. Gower, Jr. is a Vice President of Carolina Power & Light Company, d/b/a Progress Energy Carolinas, Inc.
[3] David A. Phillips is a Vice President of Carolina Power & Light Company, d/b/a Progress Energy Carolinas, Inc.

ITEM 6.  OFFICERS AND DIRECTORS.

PART III. State the disclosures made in each system company's most recent proxy statement and annual report on Form 10-K with respect to:
       (a) The compensation of directors and executive officers of system companies;
       (b) Their interest in the securities of system companies including options or other rights to acquire securities;
       (c) Their contracts and transactions with system companies;
       (d) Their indebtedness to system companies;
       (e) Their participation in bonus and profit-sharing arrangements and other benefits;
       (f) Their rights to indemnity.

The information requested in (a) through (f) of Part III of Item 6 concerning officers and directors and their compensation is available in the Proxy Statement sent to shareholders of Progress Energy dated March 31, 2004, File No. 001-15929.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS.

         (1) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent therefor.

Progress Energy and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act for the administration of such committees.

         (2) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any citizens group, or public relations counsel identifying the total paid to or for the account of each ultimate beneficiary during the year, the purpose of the payment and the account of the company to which it was charged, except that payments to an ultimate beneficiary of less than $10,000 during the year in category (2) for similar purposes, may be aggregated by stating the number of beneficiaries, the purposes and the account charged.

Company                    Beneficiary               Purpose                    Account       Amount
--------------------------------------------------------------------------------------------------------
Florida Power              Various -                 Community welfare,        426            $991,816
                           508 items                 education, research
                                                     and civic activity

CP&L                       Various -                 Community welfare,        426            $1,402,652
                           1,040 items               education, research
                                                     and civic activity

Progress Energy            Various -                 Community welfare,        426            $9,013,695
Foundation [1]             276 items                 education, research
                                                     and civic activity

Footnotes to Item #7
[1] The Progress Energy Foundation is a 501(c)(3) organization established as a separate legal entity with funds appropriated each December.


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS.

Excluding (i) transactions included the annual report on Form U-13-60 of a service company, (ii) the sharing of costs of jointly owned facilities or jointly employed personnel, (iii) contracts for the purchase, sale or interchange of electricity or gas, and (iv) contracts between an exempt wholesale generator or a foreign utility company and a system company, as reported under Item 9 (below), Progress Energy, Inc. provides the following:

         PART I.
----------------------------------------------------------------------------------------------------------------------------------
   Transaction         Serving Company              Receiving Company          Compensation [1]     Date of    Contract In Effect
                                                                                                 Contract [2]   As of 12/31/2003?
                                                                                                                    (Yes/No)
----------------------------------------------------------------------------------------------------------------------------------
 Various Support   Carolina Power & Light    Eastern North Carolina Natural     $242,691.60 [3]    1/5/2001          No [4]
     Services     Company, d.b.a. Progress        Gas Company ("ENCNG")
                   Energy Carolinas, Inc.
                          ("CP&L")
----------------------------------------------------------------------------------------------------------------------------------
 Various Support            CP&L            Florida Power Corporation, d/b/a    $34,512,188.01     1/1/2001            Yes
     Services                                 Progress Energy Florida, Inc.
                                                        ("FPC")
----------------------------------------------------------------------------------------------------------------------------------
 Various Support            CP&L               North Carolina Natural Gas      $5,288,125.17 [3]   1/1/2001          No [4]
     Services                                     Corporation ("NCNG")
----------------------------------------------------------------------------------------------------------------------------------
 Various Support            CP&L             Progress Energy Solutions, Inc.      $94,711.83     1/1/2001 [5]          Yes
     Service                                           ("PESI")
----------------------------------------------------------------------------------------------------------------------------------

                                    Page 12

----------------------------------------------------------------------------------------------------------------------------------
 Various Support            CP&L               Progress Fuels Corporation,        $91,325.68       1/1/2001            Yes
     Services                               f/k/a Electric Fuels Corporation
                                                       ("Fuels")
----------------------------------------------------------------------------------------------------------------------------------
 Various Support            CP&L             Progress Ventures, Inc., d/b/a      $2,864,546.57     11/1/2003           Yes
     Services                                Progress Energy Ventures, Inc.
                                                        ("PVI")
----------------------------------------------------------------------------------------------------------------------------------
 Various Support             FPC                          CP&L                   $7,479,125.30     1/1/2001            Yes
     Services
----------------------------------------------------------------------------------------------------------------------------------
 Various Support             FPC                          NCNG                    $10,874.25       5/1/2002          No [4]
     Services
----------------------------------------------------------------------------------------------------------------------------------
 Various Support             FPC                Progress Materials, Inc.           $760,707        1/1/2003            Yes
     Services
----------------------------------------------------------------------------------------------------------------------------------
 Various Support             FPC            Progress Telecommunications, Inc.     $4,641,515       1/1/2001            Yes
     Services
----------------------------------------------------------------------------------------------------------------------------------
 Various Support             FPC                           PVI                      $30,509        11/1/2002           Yes
     Services
----------------------------------------------------------------------------------------------------------------------------------
 Various Support            NCNG                          CP&L                   $4,224,077.08     1/1/2001          No [4]
     Services
----------------------------------------------------------------------------------------------------------------------------------
 Various Support            PESI                          CP&L                  $10,520,224.26   1/1/2001 [5]          Yes
     Services
----------------------------------------------------------------------------------------------------------------------------------
 Various Support             PVI                          CP&L                    $758,196.42      11/1/2003           Yes
     Services
----------------------------------------------------------------------------------------------------------------------------------
 Various Support             PVI                          Fuels                  $1,156,268.37     7/1/2003            Yes
     Services
----------------------------------------------------------------------------------------------------------------------------------

Footnotes to Item #8, Part I
[1] The table above omits the following contracts, which would otherwise not be excluded from Item #8, where the aggregate amount of consideration passing between the same companies in calendar year 2003 totaled less than $100,000:

------------------------------------------------------------------------------------------
"Serving" Company        "Receiving" Company     Transaction               Compensation
------------------------------------------------------------------------------------------
CP&L                     Progress Fuels          Management Services       $91,325.68
                         Corporation
------------------------------------------------------------------------------------------
CP&L                     Progress Telecom        Shared corporate          $70,676.27
                         Corporation             functions, finance and
                                                 administration
------------------------------------------------------------------------------------------

                                    Page 13

------------------------------------------------------------------------------------------
CP&L                     Progress Rail Services  Shared corporate          $10,210.00
                         Corp.                   functions, finance and
                                                   administration
------------------------------------------------------------------------------------------
CP&L                     Caronet, Inc.           Vehicle maintenance       $39,082.47
------------------------------------------------------------------------------------------
CP&L                     Strategic Resources     Legal, tax facilities     $33,490.76
                         Solutions Corp.         and executive services
                                                 management and finance
------------------------------------------------------------------------------------------

[2] While the registrant reported "(c)ontract being drafted" for the following transaction configurations under Item #8, Part I of its 2002 U5S, it was later determined that contracts for these configurations were either unnecessary or had already been drafted, as noted in the "Comments" beneath each configuration's listing:

     "Serving"                         "Receiving"                                          Compensation
     Company (Payee)                    Company (Payor)                           (total reported as of 12/31/2002)
     ---------------                    ---------------                           ---------------------------------
     1. CP&L                            CP&L Synfuels                                        $61,664.78
     Comments: No services reported for 2003 or beyond

     2. CP&L                            Progress Genco Ventures, LLC ("Genco")               $5,653,200.07
     Comments:  CP&L's charges to Genco were for services CP&L provided to one or more Genco EWG subsidiaries pursuant to CP&L's "Utility Service Agreements" with each of these EWGs affiliates.

     3. FPC                             Genco                                                $539,987.70
     Comments: FPC's charges to Genco were for services FPC provided on behalf of CP&L to one or more Genco EWG subsidiaries pursuant to CP&L's "Utility Service Agreements" with each of these EWGs affiliates.

     4. FPC                             NCNG                                                 $12,925.91
     Comments: Contract signed May 1, 2002.

     5. FPC                             ENCNG                                                $111.00
     Comments: See footnote [4] below

     6. FPC                             PTC                                                  $15,914.06
     Comments: Contract signed January 1, 2001

     7. FPC                             Progress Energy Service Company, LLC                 $555,655.41
     Comments: Contract signed January 1, 2001

[3] Pursuant to the terms of their respective contracts with CP&L, NCNG and ENCNG were authorized to obtain additional services for each other. As a result of this arrangement, ENCNG was charged an additional $2,571,855.33 and NCNG was charged an additional $27,103.65 in 2003.
[4] Affiliate contracts with NCNG and ENCNG ceased being in effect following the registrant's 9/30/2003 sale of its stock interests in NCNG (100%) and ENCNG (50%) to Piedmont Natural Gas Company, Inc. The Commission authorized the sale of NCNG and ENCNG in its "Order Authorizing Acquisition and Sale of Gas Utility Companies and Granting Exemption", Holding Company Act Release Nos. 35-27718, 70-10035 and 70-10115 (September 2, 2003).
[5] Represents the date of the original contract between Strategic Resource Solutions Corp. ("SRS") and CP&L. SRS subsequently assigned this contract to PESI effective 10/10/2002.


         ITEM 8 (Continued)
         Part II.

NONE.


         ITEM 8 (Continued)
         Part III.

NONE.


ITEM 9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES
Key terms: "EWG" means Exempt Wholesale Generator

Part I. For each interest in an exempt wholesale generator (EWG) or foreign utility company ("company"), provide the following information. State all monetary amounts in United States dollars. Indicate by bold face type all data relevant in the current reporting period.

     ITEM 9, Part 1(a)

     (a) Identify the company, its location and its business address. Describe the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interests held.

     Key terms: "EWG" means Exempt Wholesale Generator

Black River Ltd Partnership (BRLP) is located at Sherman-Mullin Building, 200 Mullin Street, Suite 203, Watertown, NY 13601 and its general company address is J.A. Jones Drive, Charlotte, NC 28287

BRLP was organized as a Delaware limited partnership on December 30, 1986 and is the owner of the Fort Drum, New York 49.9 megawatt coal-fired steam electric cogeneration facility.

As of December 31, 2003, BRLP's direct parent, Westpower-Fort Drum LP had 15% ownership interest in BLRP.

DeSoto County Generating Company, LLC (DeSoto) is located at 3800 NE Roan Street in Arcadia, Florida 34266. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

The DeSoto site consists of two 160 megawatt combustion turbine peaking generators. Capacity and energy are currently under contract with Florida Power & Light.

As of December 31, 2003, Progress Genco Ventures, LLC. (Genco) had 100% ownership interest in DeSoto.

Effingham County Power, LLC (Effingham) is located at 3440 McCall Road in Rincon, GA 31326. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Effingham began commercial operations in August 2003. The site consists of one 480 megawatt combined-cycle unit and is under a tolling agreement with Progress Ventures, Inc.

As of December 31, 2003, Genco had 100% ownership interest in Effingham.


MPC Generating, LLC (MPC) is located at 208 Cherry Hill Road in Monroe, GA 30656. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

The MPC site consists of two gas- and oil-fired combustion turbine peaking generators. Unit one, which has 152 megawatt capability, is currently under contract with the Municipal Electric Authority of Georgia. Unit two, which has 160 megawatt capability, is under a tolling agreement with Progress Ventures, Inc.

As of December 31, 2003, Genco had 100% ownership interest in MPC.

Rowan County Power, LLC (Rowan) is located at 5755 N.C. Hwy. 801 in Salisbury, NC 28147. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

The Rowan site consists of three simple-cycle generating units and one combined-cycle unit. The three simple-cycle units have a total of 459MW capability. Units one and two are currently under contract and being sold to Duke Power. Unit three is under a tolling agreement with Progress Ventures, Inc. Capacity and energy for the combined-cycle unit, which has 466 megawatt capability, began commercial operation in June 2003 and is also under a tolling agreement with Progress Ventures, Inc.

As of December 31, 2003, Genco had 100% ownership interest in Rowan.

Walton County Power (Walton) is located at 208 Cherry Hill Road in Monroe, GA 30656. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Walton operates three 160 MW combustion turbine peaking generators. This facility was acquired from LG&E in February, 2002. Capacity and energy for the output of these units is under contract with LG&E.

As of December 31, 2003, Progress Ventures, Inc. had 100% ownership interest in Walton.

Washington County Power, LLC (Washington) is located at 1177 County Line Road, Lot D, Sandersville, GA 31082. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Washington began commercial operation in June 2003. The site consists of four 150 MW combustion turbine peaking generators. Capacity and energy for the output of these units is under contract with LG&E.

As of December 31, 2003, Progress Ventures, Inc. had 100% ownership interest in Washington.


     ITEM 9, Part 1(b)
     (b) State the type and amount of capital invested in the company by the registered holding company, directly or indirectly. Identify any debt or other financial obligation for which there is recourse, directly or indirectly, to the registered holding company or another system company, other than an EWG or foreign utility company. Identify separately any direct or indirect guarantee of a security of the EWG or foreign utility company by the registered holding company. Identify any transfer of assets from any system company (other than an exempt wholesale generator or foreign utility company) to an affiliate exempt wholesale generator or foreign utility company. State the market value at the time of transfer, the book value and the sale price of the transferred asset.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


     ITEM 9, Part 1(c)
     (c) State the ratio of debt to common equity of the company and earnings of the company as of the end of the reporting period.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


     ITEM 9, Part 1(d)
     (d) Identify any service, sales or construction contract(s) between the company and a system company, and describe the services to be rendered or goods sold and the fees or revenues under such agreement(s).

The following table identifies all service, sales and construction contracts between system companies and Exempt Wholesale Generation companies (EWGs) in the registrant's system as of December 31, 2003. There were no Foreign Utility Companies, or FUCOs, in the registrant's system as of December 31, 2003.

-----------------------------------------------------------------------------------------------------------------------------------
        Contract                   Service Provider              Service Recipient         Services Provided          Total 2003
                                                                                                                  Compensation Paid
                                                                                                                 to Service Provider
-----------------------------------------------------------------------------------------------------------------------------------
     Utility Service        Carolina Power & Light Company    DeSoto County Generating     CT operations and        $45,609.18 [1]
        Agreement          d/b/a Progress Energy Carolinas,         Company, LLC              maintenance,
                                         Inc.                       ("DeSoto")              environmental &
                                       ("CP&L")                                            technical services
-----------------------------------------------------------------------------------------------------------------------------------
     Utility Service                     CP&L               Effingham County Power, LLC    CT operations and       $729,441.39 [1]
        Agreement                                                  ("Effingham")              maintenance,
                                                                                            environmental &
                                                                                           technical services
-----------------------------------------------------------------------------------------------------------------------------------
     Utility Service                     CP&L                   MPC Generating, LLC        CT operations and       $138,508.80 [1]
        Agreement                                                     ("MPC")                 maintenance,
                                                                                            environmental &
                                                                                           technical services
-----------------------------------------------------------------------------------------------------------------------------------
     Utility Service                     CP&L                 Rowan County Power, LLC      CT operations and      $1,330,776.63 [1]
        Agreement                                                    ("Rowan")                maintenance,
                                                                                            environmental &
                                                                                           technical services
-----------------------------------------------------------------------------------------------------------------------------------

                                    Page 16

-----------------------------------------------------------------------------------------------------------------------------------
 Contract being drafted                  CP&L                 Walton County Power, LLC     CT operations and          $43,634.31
                                                                     ("Walton")               maintenance,
                                                                                            environmental &
                                                                                           technical services
-----------------------------------------------------------------------------------------------------------------------------------
 Contract being drafted                  CP&L               Washington County Power, LLC   CT operations and         $320,108.72
                                                                   ("Washington")             maintenance,
                                                                                            environmental &
                                                                                           technical services
-----------------------------------------------------------------------------------------------------------------------------------
 Fuel Management & Power       Progress Ventures, Inc.                DeSoto,             Fuel management and     $19,340,127.52 [2]
   Marketing Services      d/b/a Progress Energy Ventures,           Effingham,             power marketing
        Agreement                        Inc.                           MPC               services, including
                                       ("PVI")                          and              procuring fuel for and
                                                                       Rowan            scheduling the dispatch
                                                                                        of energy from each EWG
                                                                                                facility
-----------------------------------------------------------------------------------------------------------------------------------
       GISB-Walton                       PVI                           Walton             Master Agreement for       $233,078.83
                                                                                        natural gas transactions
-----------------------------------------------------------------------------------------------------------------------------------
     GISB-Washington                     PVI                         Washington           Master Agreement for       $122,625.76
                                                                                        natural gas transactions
-----------------------------------------------------------------------------------------------------------------------------------
   Tolling Agreements            DeSoto Units 1 and 2                   PVI                Sale of generating         $0.00 [3]
  DeSoto Units 1 and 2                                                                        capacity and
                                                                                        energy tolling services
                                                                                         from the EWG facility
                                                                                                 by PVI
-----------------------------------------------------------------------------------------------------------------------------------
    Tolling Agreement              Effingham Unit 1                     PVI                Sale of generating       $2,543,705.09
        Effingham                                                                             capacity and
                                                                                        energy tolling services
                                                                                              from the EWG
                                                                                                 by PVI
-----------------------------------------------------------------------------------------------------------------------------------
       EEI-Walton                       Walton                          PVI               Master Agreement for        $86,466.70
                                                                                             physical power
                                                                                              transactions
-----------------------------------------------------------------------------------------------------------------------------------
     EEI-Washington                   Washington                        PVI               Master Agreement for      $4,516,820.80
                                                                                             physical power
                                                                                              transactions
-----------------------------------------------------------------------------------------------------------------------------------
   Tolling Agreements             MPC Units 1 and 2                     PVI                Sale of generating       $2,210,994.88
    MPC Units I and 2                                                                         capacity and
                                                                                        energy tolling services
                                                                                              from the EWG
                                                                                                 by PVI
-----------------------------------------------------------------------------------------------------------------------------------
   Tolling Agreements                   Rowan                           PVI                Sale of generating       $14,117,717.05
   Rowan Units 3 & CC                                                                         capacity and
                                                                                        energy tolling services
                                                                                              from the EWG
                                                                                                 by PVI
-----------------------------------------------------------------------------------------------------------------------------------

Footnotes to Item 9, Part I
[1] In addition to these compensation amounts, Progress Genco Ventures, LLC ("Genco") paid a total of $1,515,234.55 to CP&L in 2003 for services and goods provided to Genco's affiliate EWGs (DeSoto, Effingham, MPC and Rowan).
[2] Represents PVI's total power purchased from and gas sold to the EWGs in 2003.
[3] As of December 31, 2003, no tolling payments had been made by PVI under these agreements


ITEM 9 (Continued)
Part II. Submit as Exhibit G an organizational chart showing the relationship of each EWG and foreign utility company to other system companies. If the company is a subsidiary company of the registered holding company, submit the financial data required in Exhibit H.

Part III. State the registered holding company's aggregate investments in EWGs and foreign utility companies, respectively. Also state the ratio of aggregate investment to the aggregate capital investment of the registered holding company in its domestic public-utility subsidiary companies.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS.

Consolidating financial statements for the parent holding company and each of its subsidiaries for the year of the report, including a balance sheet, income statement, statement of retained earnings and statement of cash flows. The plant and related depreciation and amortization accounts shall be supported by classified schedules as prescribed below. The individual financial statements shall be those included in the audited consolidated financial statements reported for the same year in the Form 10-K or annual reports to shareholders incorporated therein and in substantially the same form. They shall be reconciled to said consolidated financial statements by an elimination column, the entries in which shall be keyed to identify by item, offsetting debits and credits.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


Exhibit A. System Company Annual Reports Filed Pursuant to the Securities and
           Exchange Act of 1934.

A-1 Annual Report of Progress Energy on Form 10-K for the year ended December 31, 2003 (File No. 1-15929)
A-2 Annual Report of CP&L on Form 10-K for the year ended December 31, 2003 (File No. 1-3382)
A-3 Annual Report of Florida Progress on Form 10-K for the year ended December 31, 2003 (File No. 1-8349)
A-4 Annual Report of Florida Power on Form 10-K for the year ended December 31, 2003 (File No. 1-3274)


Exhibit B. Organizational Documents for Parent Holding Company and Subsidiaries
           Thereof.

As agreed to by the SEC's examination staff (the "Examination Staff") in its 2002 audit of the Progress Energy, Inc system, a response to Exhibit B was filed for the following five entities: Progress Energy, Inc.; Progress Energy Service Company, LLC; Carolina Power & Light Company; Florida Power Corporation; and Florida Progress Corporation. The response was filed by amendment confidentially on October 31, 2002 pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935. Since that date and through the end of December 31, 2003, no new organizational documents have been created for the five (5) aforementioned companies.


Exhibit C. Documents Pertaining to Outstanding Classes of Funded Debt.

C-1 Underwriting Agreement dated September 8, 2003, by and between Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. ("Registrant") and Banc of America Securities LLC and J.P. Morgan Securities Inc., as representatives of the several underwriters, in connection with the offering of $400,000,000 aggregate principal amount of the Registrant's First Mortgage Bonds, 5.125% Series due 2013, and $200,000,000 aggregate principal amount of the Registrant's First Mortgage Bonds, 6.125% Series due 2033, registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration Statement No. 333-103973 on Form 8-K, filed September 11, 2003, File No. 1-3382, as Exhibit 1).

C-2 Underwriting Agreement dated February 18, 2003, by and among Florida Power Corporation d/b/a Progress Energy Florida, Inc. ("Registrant") and Banc One Capital Markets, Inc., Salomon Smith Barney Inc. and Wachovia Securities, Inc., as representatives of the several underwriters, in connection with the offering of $425,000,000 aggregate principal amount of the Registrant's First Mortgage Bonds, 4.80% Series due 2013 and $225,000,000 aggregate principal amount of the Registrant's First Mortgage Bonds, 5.90% Series due 2033, registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration Statement No. 333-63204 on Form 8-K, filed February 21, 2003, File No. 1-3274, as Exhibit 1).

C-3 Underwriting Agreement dated November 18, 2003, by and among Florida Power Corporation ("Registrant") Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the several underwriters, in connection with the offering of $300,000,000 aggregate principal amount of the Registrant's First Mortgage Bonds, 5.10%Series due 2015, registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration Statement No. 333-103974 on Form 8-K, filed November 21, 2003, File No. 1-3274, as Exhibit 1).

Exhibit D. Income Tax Allocation Agreement.

Pursuant to the Examination Staff's 2002 audit findings, the Intercompany Income Tax Allocation Agreement of Progress Energy, Inc. and Subsidiary Companies was amended as follows:

1. In the first sentence of Section 2.1(b), the following phrase shall be inserted after the clause "on a timely basis,": "in the same manner as provided in Rule 45(c)(2) and the Commission's order of April 18, 2002 (HCAR 27522), and."

2. Insert Section 2.1(d)(iii), which reads: "If Energy is a Paying Member, it will pay its own tax liability and be excluded from the operations of Rule 45(c)(5)."

These two changes became effective January 1, 2003. The full text of the Tax Allocation Agreement prior to the inclusion of these two changes was filed under Exhibit D of Progress Energy's 2001 Form U5S, which was filed May 3, 2002. Since the January 1, 2003 amendments and through December 31, 2003, no further changes have been made to the Intercompany Income Tax Allocation Agreement of Progress Energy, Inc. and Subsidiary Companies


Exhibit E. Copies of Other Documents Prescribed by Rule or Order.

NONE.


Exhibit F. Schedules Supporting Items of this Report.

Consolidated and consolidating financial statements will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


Exhibit G. Financial Data Schedule.

Removed effective January 1, 2001.


Exhibit H. Organizational Chart Showing EWG Relationships.

         EWGs, or Exempt Wholesale Generators, are depicted in boldfaced text.

                                                              Number of               Percentage
                                                              Of Common               of Voting
Name of Company                                               Shares Held             Power Held
---------------                                               -----------             ----------
     Progress Energy, Inc.                                    N/A (parent company)    N/A (parent company)
         PV Holdings, Inc.                                    100                     100%
                  Progress Ventures, Inc.  [1] [2]            100                     100%
                           Walton County Power, LLC           N/A                     100%
                           Washington County Power, LLC       N/A                     100%
                           Progress Genco Ventures, LLC       N/A                     100%
                                    DeSoto [3]                N/A                     100%
                                    Effingham [4]             N/A                     100%
                                    MPC Generating [5]        N/A                     100%
                                    Rowan [6]                 N/A                     100%
                                    West [7]                  N/A                     100%
         Florida Progress Corporation                         98,616,658              100%
                  Progress Capital Holdings, Inc.             10,000                  100%
                           Progress Energy Corporation        100                     100%
                                    PEC Fort Drum, Inc.       100                     100%
                                            [8]               N/A                     88.9%
                                                   [9]        N/A                     75%
                                                         [10] N/A                     15%

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

Footnotes to Exhibit H
[1] Effective January 1, 2003, Progress Ventures, Inc. began doing business where authorized under the assumed name Progress Energy Ventures, Inc.
[2]      Effective 2/14/2003, Baldwin County Ventures, LLC was dissolved.
[3]      "DeSoto" stands for DeSoto County Generating Company, LLC
[4]      "Effingham" stands for Effingham County Power, LLC
[5]      "MPC Generating" stands for MPC Generating, LLC
[6]      "Rowan" stands for Rowan County Power, LLC
[7]      "West" stands for West Generating Company, LLC
[8]      Westmoreland-Fort Drum, LP
[9]      Westpower-Fort Drum LLP
[10]     Black River Ltd. Partnership


Exhibit I.        Financial Statements Relating to EWGs.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


Exhibits listed above which have heretofore been filed with the SEC pursuant to various Acts administered by the SEC, and which were designated as noted above, are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.


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




                                 SIGNATURE PAGE


The undersigned registered holding company has duly caused this annual report to be signed on its behalf in the City of Raleigh and the State of North Carolina by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



PROGRESS ENERGY, INC.
(Name of Registrant)

By:      /s/      Robert H. Bazemore, Jr.
         --------------------------------
         Robert H. Bazemore, Jr.
         Vice President and Controller


Attest:

By:      /s/      Robert M. Williams
         -----------------------------
         Robert M. Williams
         Assistant Corporate Secretary


Date:    May 3, 2004


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